SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


SCHEDULE 13D
under the Securities Exchange Act of 1934
(Amendment No. 2)


MOTORCAR PARTS & ACCESSORIES, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class
of Securities)

620071-10-0
(CUSIP Number of Class
of Securities)


Dohn L. Kalmbach
Berman, Kalmbach & Co.
International Corporate Center
Suite B203
Rye, New York 10580-1430
Telephone Number (914) 967-8200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 7, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box _____.

Check the following box if a fee is being paid with the
statement      .

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

               Merrill C. Berman, S.S. No. ###-##-####

4.   Source of Funds

               PF, OO  (See Item 3)

6.   Citizenship or Place of Organization

               United States

7.   Sole Voting Power

               142,000

8.   Shared Voting Power

               157,000

9.   Sole Dispositive Power

               142,000

10.  Shared Dispositive Power

               157,000

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

               299,000

13.  Percent of Class Represented by Amount in Row (11)

               6.1

14.  Type of Reporting Person

               IN

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

               Dohn L. Kalmbach, S.S. No. ###-##-####

4.   Source of Funds

               PF

6.   Citizenship or Place of Organization

               United States

7.   Sole Voting Power

               60,000

8.   Shared Voting Power

               46,000

9.   Sole Dispositive Power

               60,000

10.  Shared Dispositive Power

               46,000

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

              106,000

13.  Percent of Class Represented by Amount in Row (11)

               2.2

14.  Type of Reporting Person

               IN

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

               Leland J. Kalmbach, S.S. No. ###-##-####

4.   Source of Funds

               PF

6.   Citizenship or Place of Organization

               United States

7.   Sole Voting Power

               0

8.   Shared Voting Power

               20,000

9.   Sole Dispositive Power

               0

10.  Shared Dispositive Power

               20,000

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

               20,000

13.  Percent of Class Represented by Amount in Row (11)

               0.4

14.  Type of Reporting Person

               IN
                                        Page 5 of 9

Item 5.   Interest in Securities of the Issuer.

          The responses to Items 5(a) and 5(c) are hereby amended by deleting the entire text thereof and substituting the following:

          (a) The number of shares of Common Stock beneficially owned by each person identified in Item 2 hereof is:

[CAPTION]

                         Number of          Percentage
          Name            Shares             of Class
Dohn L. Kalmbach          60,000 (1)           1.23
Leland J. Kalmbach        20,000                .41
Merrill C. Berman        142,000 (2)           2.92
Scott Kalmbach            13,000                .27
Peter Kalmbach            13,000                .27
Valerie S. Kalmbach        4,000                .08
Allan I. Sandler          18,000                .37
Ellen B. Sandler Trust    18,000                .37
William Rotholz and
  Mrs. Rina Rotholz
  JTWROS                  17,000                .35
Richard Herman             5,000                .10
Lila Zimmerman             5,000                .10
Cynthia Brodsky            5,502                .11
Mary W. Ambrosio and
  Joseph J. Ambrosio
  JTWROS                  17,000                .35
Dalia Berman              42,000 (3)            .86
Ruth Pollen                1,998                .04
Mauricette Gottesman      11,000                .23
Andrew Bierig              3,000                .06
Peter Gottesman            4,500                .09
Eric P. Gottesman          3,000                .06
Melissa E. Gottesman       5,000                .10
Educational Opportunity
  Fund                     1,000                .02

Total                    409,000               8.41

______________________________
(1) Includes options to purchase 37,000 shares of Common Stock from a broker exercisable on or before August 12, 1997 at a price of $10.00 a share and options to purchase 18,000 shares of Common Stock from a broker exercisable on or before October 22, 1997 at a price of $10.00 a share.

                                        Page 6 of 9

(2) Includes options to purchase 100,000 shares of Common Stock from a broker exercisable on or before January 8, 1998 at a price of $12.95 a share and options to purchase 25,000 shares of Common Stock from a broker exercisable on or before August 12, 1997 at a price of $10.00 a share; and options to purchase 15,000 shares of Common Stock from a broker exercisable on or before October 7, 1997 at a price of $11.25 a share.

(3) Includes 7,000 shares held in the account of Merrill Berman and Mrs. Dalia Berman JTWROS.

(c) During the past 60 days the only transactions in the Company's Common Stock (other than bona fide gifts) effected by the persons identified in response to Item 2 were: (i) those set forth below, each of which was effected on the Nasdaq National Market with market makers in the Common Stock; and (ii) the following purchases and sales which were effected through a broker: the purchase on January 7, 1997 by Merrill C. Berman of options to purchase 100,000 shares of Common Stock at an exercise price of $12.95 per share, which options were purchased for a price of $4.97 per share; and the sale on January 7, 1997 by Merrill C. Berman of options to purchase 90,000 shares of Common Stock at an exercise price of $11.125, which options were sold for a price of $3.97 per share. From time to time, persons identified in response to Item 2 may make gifts of shares of Common Stock held in their accounts.

                                        Page 7 of 9
[CAPTION]

                               Nature of     Number     Price per
     Name             Date    Transaction   of Shares     Share
Merrill C. Berman   11/13/96     Buy         2,000        13.25
Dohn L. Kalmbach    11/14/96     Buy         5,000        13.475
Valerie S. Kalmbach 11/14/96     Buy         1,000        13.50
Scott Kalmbach      11/15/96     Buy         2,500        13.75
Peter Kalmbach      11/15/96     Buy         2,500        13.75
Merrill C. Berman   11/15/96     Buy         1,000        13.375
Merrill C. Berman   11/18/96     Sell        1,000        14.00
Dalia Berman        11/18/96     Buy         1,000        14.00
Scott Kalmbach      11/19/96     Buy           500        13.75
Peter Kalmbach      11/19/96     Buy           500        13.75
Lila Zimmerman      11/21/96     Buy           500        13.75
Mauricette
  Gottesman         11/21/96     Buy           500        13.75
Ruth Pollen         11/21/96     Buy         1,000        13.75
Dalia Berman        11/25/96     Sell        1,000        13.50
Merrill C. Berman   11/25/96     Sell        1,000        13.50
Allen I. Sandler    11/27/96     Buy           500        14.00
Ellen B. Sandler
  Trust             11/27/96     Buy           500        14.00
Ellen B. Sandler
  Trust             11/28/96     Buy           500        14.00
Educational
  Opportunity Fund  12/1/96      Buy           500        14.09
Ellen B. Sandler
  Trust             12/9/96      Buy           500        14.375
Mauricette
  Gottesman         12/9/96      Buy           500        14.375
Educational
  Opportunity Fund  12/15/96     Buy           500        14.13
Merrill C. Berman   12/25/96     Sell        3,000        14.625
Merrill Berman &
  Mrs. Dalia Berman
  JTWROS            12/26/96     Sell        1,000        14.50
Merrill Berman &
  Mrs. Dalia Berman
  JTWROS            12/30/96     Sell        1,000        14.375
Ruth Pollen         12/30/96     Buy         1,000        14.375

                                        Page 8 of 9
[CAPTION]

                               Nature of     Number     Price per
     Name             Date    Transaction   of Shares     Share
Mary W. Ambrosio &
  Joseph J. Ambrosio
  JTWROS             1/3/97      Buy         1,000        14.875
Merrill Berman &
  Mrs. Dalia Berman
  JTWROS             1/3/97      Buy         1,998        15.00
Ruth Pollen          1/3/97      Sell        1,000        14.875
Merrill Berman &
  Mrs. Dalia Berman
  JTWROS             1/6/97      Sell        1,998        15.50
Ruth Pollen          1/6/97      Buy           998        15.50
Allan I. Sandler     1/6/97      Buy           500        15.50
Cynthia Brodsky      1/6/97      Buy           500        15.75
Peter Gottesman      1/7/97      Buy           500        15.125
Cynthia Brodsky      1/7/97      Buy           500        15.125
Merrill C. Berman    1/7/97      Buy         7,000        15.125
Merrill C. Berman    1/8/97      Buy         4,000        15.25
Merrill C. Berman    1/9/97      Sell        2,000        15.875
Merrill C. Berman    1/9/97      Sell        2,000        16.00
Merrill C. Berman    1/13/97     Sell        3,000        15.75
Merrill C. Berman    1/14/97     Sell        2,000        15.875
Merrill Berman &
  Mrs. Dalia Berman
  JTWROS             1/14/97     Buy         2,000        15.875

                                        Page 9 of 9

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 14, 1997

                              /s/ Dohn L. Kalmbach
                              Dohn L. Kalmbach


                              /s/ Dohn L. Kalmbach
                              Dohn L. Kalmbach
                              as Attorney-in-Fact
                              for Leland J. Kalmbach


                              /s/ Merrill C. Berman
                              Merrill C. Berman